Exhibit 12.1
AMERIGROUP Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)

	Years ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$186,565	$173,082	$86,711	$141,238	$113,915

Add: fixed charges	20,616	5,020	4,675	4,026	4,727

Total earnings	$207,181	$178,102	$91,386	$145,264	$118,642

Fixed charges:
Interest expensed	$12,291	$608	$608	$731	$1,913
Amortization of debt issuance cost	3,410	508	553	630	304
Interest component of rental payments (1)	4,915	3,904	3,514	2,665	2,510

Total fixed charges	$20,616	$5,020	$4,675	$4,026	$4,727

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.

Ratio of earnings to fixed charges	10.0	35.5	19.5	36.1	25.1